Exhibit 99.81

Private & Confidential

Dated	October 23, 2023

SOLARBANK CORPORATION

(as the “Purchaser”)

and

N. FINE INVESTMENTS LIMITED and LINDEN POWER INC.

(each a “Vendor” and together the “Vendors”)

and

OFIT RT INC.

(as the “Corporation”)

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT is made as of October 23, 2023,

BETWEEN:

SOLARBANK CORPORATION

a corporation formed under the laws of the Province of Ontario

(the “Purchaser”)

-and-

N. FINE INVESTMENTS LIMITED

a corporation formed under the laws of the Province of Ontario

(“N. Fine”)

-and-

LINDEN POWER INC.

a corporation formed under the laws of the Province of Ontario

(“Linden Power”)

(each of N. Fine and Linden Power may be referred to as a “Vendor” and together the “Vendors”);

-and-

OFIT RT INC.

a corporation formed under the laws of the Province of Ontario

(the “Corporation”).

RECITALS:

(A)	N. Fine is the registered and beneficial owner of 499 issued and outstanding common shares in the capital of the Corporation (the “Fine Shares”) and Linden Power is the registered and beneficial owner of 499 issued and outstanding common shares in the capital of the Corporation (the “Linden Shares”) (together, the Fine Shares and the Linden Shares are referred to as the “Purchased Shares”).

(B)	N. Fine and Linden Power wish to sell the Purchased Shares and the Purchaser wishes to purchase such shares, on and subject to the terms and conditions set out in this Agreement.

(C)	The Corporation is entering into this Agreement to confirm its consent to the sale and purchase of the Purchased Shares.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the Parties agree as follows:

2

Article 1
Interpretation

1.1	Definitions

In this Agreement, in addition to the defined terms herein, the following words and expressions have the following meanings:

(a)	Account Proceeds has the meaning given to such term in Section 2.2.

(b)	Affiliate means affiliates as defined in the Business Corporations Act (Ontario).

(c)	Acquisition Documents means this Agreement, the share transfer power in respect of the Purchased Shares, the Bring-down Certificate and officer’s certificate relating to the purchase of the Purchased Shares.

(d)	Agreement means this share purchase agreement and any exhibits attached to it or otherwise forming part of it, as the same may be amended, restated, replaced, supplemented or novated from time to time.

(e)	ASPE means the Canadian Accounting Standards for Private Enterprises, accounting principles generally accepted in Canada including those recommended or approved by the Charted Professional Accountants of Canada.

(f)	Assets means all property and assets of the Corporation of every nature and kind and wherever located including (a) any real property owned by the Corporation and the buildings, improvements and fixtures located thereon, (b) all machinery, equipment, furniture, accessories and supplies of all kinds, (c) all trucks, cars and other vehicles, (d) all inventories of the Corporation, (e) all accounts receivable of the Corporation of every nature and kind, whether current or not, (f) the leasehold interest of the Corporation in and to the Leased Properties and the buildings, improvements and fixtures located thereon, (g) all intellectual property rights of the Corporation, (h) all Authorizations issued to the Corporation, (i) the Leases and all other Contracts binding on or benefiting the Corporation, (j) the Books and Records, and (k) the Corporate Records.

(g)	Authorization means, with respect to any Person, any order, permit, approval, consent, waiver, licence or other authorization issued, granted, given or authorized by, or made applicable under the authority of, any Governmental Authority having jurisdiction over the Person.

(h)	Books and Records means all books of account, financial statements, tax records personnel records, historic documents relating to Employee Plans and Assets, sales and purchase records, cost and pricing information, customer and supplier lists and files, referral sources, research and development reports and records, production reports and records, equipment logs, operating guides and manuals, business reports, plans and projections and all other documents, files, correspondence and other information of the Corporation (whether in written, electronic or other form) other than the Corporate Records.

3

(i)	Bring-down Certificate means a certificate of each Vendor and the Purchaser deliverable on Closing, confirming that all of the representations and warranties of each Vendor and the Purchaser, as applicable, set out herein are true and complete as of the Closing Date.

(j)	Business Day means any day, other than a Saturday, Sunday or statutory or civic holiday in Toronto, Ontario.

(k)	Closing means the completion of the transaction of purchase and sale contemplated in this Agreement.

(l)	Closing Date means October 23, 2023, or such other earlier or later date as the Parties may agree in writing.

(m)	Consent means any consent, approval, waiver or other authorization required under a Contract.

(n)	Consideration Shares has the meaning given to such term in Section 2.2.

(o)	Contracts means all agreements, arrangements, understandings, commitments and undertakings (whether written, electronic or oral), to which a Person is a party or a beneficiary or pursuant to which any of its property or assets are or may be affected.

(p)	Corporate Records means the corporate records of the Corporation, including (a) all constating documents, articles and by-laws, (b) all minutes of meetings and resolutions of shareholders and directors, and (c) the share certificate books, securities register, register of transfers and register of directors.

(q)	Encumbrance means any and all claims, liens, security interests, mortgages, pledges, pre-emptive rights, charges, options, equity interests, encumbrances, proxies, voting agreements, voting trusts, leases, tenancies, easements or other interests of any nature or kind whatsoever, howsoever created.

(r)	Environment means the natural environment (including soil, land surface or subsurface strata, surface water, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, including human health, and any other environmental medium or natural resource).

(s)	Environmental Laws means Laws aimed at or relating to, or imposing liability or standards of conduct for or relating to, development, operation, reclamation or restoration of properties; abatement of pollution; protection of the Environment; protection of wildlife, including endangered species; management, treatment, storage, disposal or control of, or exposure to, Hazardous Substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or Hazardous Substances; and all other Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes.

4

(t)	FIT Project means a project under the IESO’s Feed-in Tariff program owned or controlled by the Corporation, a list of which is found in Section 3.3(m).

(u)	FIT Rules means the rules of the IESO and any ancillary or related documents governing the FIT Projects including applicable FIT contracts and schedules relating to the FIT Projects owned by the Corporation.

(v)	Governmental Authority means any (a) multinational, federal, provincial, territorial, state, municipal, local or other governmental or public department, central bank, court, commission, board, arbitrator, tribunal, bureau or agency, domestic or foreign, (b) any subdivision or authority of any of the above, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or tax authority under or for the account of any of the above, which shall include, but not be limited to, the IESO.

(w)	Hazardous Substances means any waste or other substance that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, corrosive, explosive, infectious, carcinogenic, mutagenic or toxic or a pollutant or a contaminant under or pursuant to, or that could result in liability under, any applicable Environmental Laws including petroleum and all derivatives thereof or synthetic substitutes therefor, hydrogen sulphide, arsenic, cyanide, cadmium, lead, mercury, polychlorinated biphenyls (“PCBs”), PCB-containing equipment and material, mould, asbestos, asbestos-containing material, urea-formaldehyde, urea-formaldehyde- containing material and any other material or substance that may impair the Environment, the health of any individual, property or plant or animal life.

(x)	IESO means the Independent Electricity System Operator of Ontario and any successors or entities with which it is combined or amalgamated.

(y)	ITA means the Income Tax Act (Canada).

(z)	Laws means any and all (a) laws, constitutions, treaties, statutes, codes, ordinances, orders, decrees, rules, regulations and municipal by-laws, (b) judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, orders, decisions, rulings or awards of any Governmental Authority, and (c) policies, guidelines and protocols.

(aa)	Leased Properties means the lands and premises leased by the Corporation.

(bb)	Leases means the leases entered into by the Corporation.

(cc)	Lien means (a) any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), privilege, easement, servitude, pre-emptive right or right of first refusal, ownership or title retention agreement, restrictive covenant or conditional sale agreement, imperfections of title or encroachments relating to real property and (b) any other encumbrance of any nature or any arrangement or condition which, in substance, secures payment or performance of an obligation.

(dd)	Loss means any losses, damages, penalties, liabilities, costs, charges and expenses (including, without limitation, reasonable legal fees, accounting fees and expenses).

5

(ee)	Material Adverse Effect means an effect resulting from any change, event, occurrence or state of facts, either individually or in the aggregate, that: (i) is or would reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (whether absolute, accrued, conditional, contingent or otherwise), capitalization, operations, or results of operations of the Corporation; or (ii) would, or would reasonably be expected to, materially impair or delay the consummation of the transactions contemplated by this Agreement, except that: (A) any change, event, occurrence or state of facts relating to general economic conditions, or financial, credit, currency exchange, securities or commodities markets in general; or war, armed hostilities or acts of terrorism, will not result in a Material Adverse Effect unless it adversely affects the Corporation disproportionately, compared to other businesses of similar size operating in the same industry as the Corporation; and (B) any action taken (or not taken) by a Vendor, the Corporation that is required to be taken (or not taken) under this Agreement or that is consented to by the Purchaser in writing will not result in a Material Adverse Effect.

(ff)	Material Contract means a Contract to which the Corporation or a Subsidiary is a party or is bound that: involves or would result in the payment of money or money’s worth by or to the Corporation or a Subsidiary in an amount in excess of $20,000; has an unexpired term of more than one (1) year (including renewals); cannot be terminated by the Corporation without penalty upon less than 30 days’ notice; or the termination of which, or under which the loss of rights, would result in a Material Adverse Effect.

(gg)	Outside Date means December 31, 2023.

(hh)	Owned Properties means the lands and premises owned by the Corporation.

(ii)	Parties means the Vendor, the Purchaser, the Corporation and any other Person who may become a party to this Agreement.

(jj)	Permits means the authorizations, registrations, permits, certificates of approval, approvals, grants, licences, quotas, consents, commitments, rights or privileges issued or granted by any Governmental Authority to the Corporation.

(kk)	Person means a natural person, partnership, limited partnership, limited liability partnership, syndicate, sole proprietorship, corporation or company (with or without share capital), limited liability company, stock company, trust, unincorporated association, joint venture or other entity or Governmental Authority.

(ll)	Purchase Price has the meaning ascribed in Section 2.2.

(mm)	Tax or Taxes means any and all taxes, dues, duties, rates, imposts, fees, levies, other assessments, tariffs, charges or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including all income taxes, including any tax on or based on net income, gross income, income as specifically defined, earnings, gross receipts, capital gains, profits, business royalty or selected items of income, earnings or profits, and specifically including any federal, provincial, state, territorial, county, municipal, local or foreign taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, payroll taxes, health taxes, employment taxes, withholding taxes, sales taxes, use taxes, goods and services taxes, custom duties, value added taxes, ad valoram taxes, excise taxes, alternative or add-on minimum taxes, franchise taxes, gross receipts taxes, licence taxes, occupation taxes, real and personal property taxes, stamp taxes, anti-dumping taxes, countervailing taxes, occupation taxes, environment taxes, transfer taxes, special COVID-19 tax relief (including, for greater certainty, any COVID-19 subsidy), and employment or unemployment insurance premiums, social insurance premiums and worker’s compensation premiums and pension (including Canada Pension Plan) payments, and other taxes, fees, imposts, assessments or charges of any kind whatsoever together with any interest, penalties, additional taxes, fines and other charges and additions that may become payable in respect thereof including any interest in respect of such interest, penalties and additional taxes, fines and other charges and additions, whether disputed or not, and any transferee or secondary liability in respect of any of the foregoing.

6

1.2	Gender and Number

In this Agreement, unless the context requires, any reference to gender shall include both genders and words importing the singular number shall include the plural and vice-versa.

1.3	Certain Phrases and Calculation of Time

In this Agreement (i) the words “including” and “includes” mean “including (or includes) without limitation”; and (ii) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”. If the last day of any such period is not a Business Day, such period will end on the next Business Day.

1.4	Headings, etc.

The division of this Agreement into articles and sections and the insertion of headings are for convenient reference only and shall not affect the construction or interpretation of this Agreement.

1.5	References to the Schedules and Exhibits

Any Schedules and exhibits attached hereto form an integral part of this Agreement.

1.6	Currency

Unless otherwise indicated, all references to dollar amounts in this Agreement are expressed in in Canadian currency.

1.7	Accounting Terms

All accounting terms not defined in this Agreement are to be interpreted in accordance with ASPE.

1.8	Statutory References

Unless otherwise specifically indicated in this Agreement, any reference in this Agreement to any Law shall be construed as a reference to such Law as amended or re-enacted from time to time or as a reference to any successor thereto.

1.9	No Presumption

(a)	The Parties and their counsel have participated jointly in the negotiation and drafting of this Agreement and each of the Acquisition Documents. If an ambiguity or a question of intent or interpretation arises, this Agreement and each of the Acquisition Documents are to be construed as if drafted jointly by the Parties. No presumption or burden of proof should arise in favour of any Party by virtue of the authorship of any provision of this Agreement or any of the Acquisition Documents.

(b)	All Parties confirm that they have sought their own legal advice regarding the compliance of this Agreement and the Acquisition Documents with any applicable Laws and the FIT Rules and that they are not relying on any other Party or its counsel regarding the compliance of this Agreement and the Acquisition Documents with any Laws or the FIT Rules.

7

Article 2
Purchase and Sale

2.1	Purchase and Sale

Subject to the terms and conditions of this Agreement, the Vendors agree to sell, assign and transfer to the Purchaser, and the Purchaser agrees to purchase from the Vendors, all of the Purchased Shares for the Purchase Price payable as set out in Section 2.2.

2.2	Purchase Price

The purchase price for the Purchased Shares is the sum of $485,255.00 (the “Purchase Price”), payable on the Closing Date through the issuance of 63,020 common shares of the Purchaser at a rate of $7.70 per share (the “Consideration Shares”). In addition to the Consideration Shares, the Purchaser shall pay the Vendors $200,246.88 in cash representing cash held by the Corporation in operating and reserve accounts (the “Account Proceeds”).

2.3	Payment of Purchase Price

(a)	One hundred percent (100%) of the Purchase Price consisting of the Consideration Shares will be due and payable on the Closing Date as follows and shall be issued subject to Section 4.8 and shall be subject to restrictions in Section 4.7:

i.	42,013 Consideration Shares issued to Fine; and

ii.	21,007 Consideration Shares issued to Linden.

Unless permitted under securities legislation, each of Fine and Linden acknowledge and agree that it shall not trade the Consideration Shares prior to the date that is four (4) months plus one day following issuance of the Consideration Shares. For certainty, such date is February 24, 2024.

(b)	One hundred percent (100%) of the Account Proceeds shall be payable on the Closing Date, as follows:

i.	$133,497.92 payable to Fine; and

ii.	$66,748.96 payable to Linden.

8

Article 3
Representations and Warranties

3.1	Representations and Warranties of N. Fine

N. Fine represents and warrants as follows and acknowledges that the Purchaser is relying upon the representations and warranties in entering into this Agreement and purchasing the Purchased Shares from the Vendors:

(a)	N. Fine is a corporation duly incorporated, organized and validly existing under the laws of the Province of Ontario.

(b)	No bankruptcy, insolvency or receivership proceedings have been instituted or are pending against N. Fine and N. Fine is able to satisfy its liabilities as they become due.

(c)	N. Fine has all necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations under this Agreement and the execution and delivery of this Agreement and the consummation of the transaction contemplated in this Agreement have been duly authorized by all necessary corporate action.

(d)	This Agreement constitutes a valid and binding obligation of N. Fine enforceable against it in accordance with its terms provided that enforcement may be limited by bankruptcy, insolvency, liquidation, reorganization and other similar laws generally affecting enforceability of creditors’ rights and that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

(e)	The sale and transfer of the Fine Shares to the Purchaser will not result in a breach of any agreement or other right binding upon N. Fine.

(f)	N. Fine is the legal and beneficial owner of the Fine Shares and on the Closing Date the Purchaser shall acquire good and marketable title to the Fine Shares, free and clear of all Liens and claims of other persons. The Fine Shares are not subject to any options or rights of any person other than the Purchaser to acquire them and there are no restrictions on the transfer of the Fine Shares except those set forth in the Corporation’s Articles of Incorporation and in the Unanimous Shareholders Agreement.

(g)	N. Fine is not a party to, bound or affected by or subject to any mortgage, lease, agreement, legislation, court order or judgment or arbitration award which would be violated, contravened, breached by or under which any default would occur as a result of the execution and delivery of this Agreement or the consummation of any of the transactions contemplated under this Agreement.

(h)	N. Fine is not a non-resident of Canada within the meaning of the Income Tax Act (Canada).

(i)	There is no suit, action or proceeding in progress, pending or threatened against, involving or affecting the Fine Shares.

(j)	No Person acting on behalf of the Fine Shares is or will be entitled to any brokerage fee, commission, finder’s fee or financial advisory fee from any party in connection with the sale of the Fine Shares to the Purchaser.

(k)	None of the foregoing representations and warranties contains any untrue statement of material fact or omits to state any material fact necessary to make any such representation and warranty not misleading to the Purchaser.

9

3.2	Representations and Warranties of Linden Power

Linden represents and warrants as follows and acknowledges that the Purchaser is relying upon the representations and warranties in entering into this Agreement and purchasing the Purchased Shares from the Vendors:

(a)	Linden is a corporation duly incorporated, organized and validly existing under the laws of the Province of Ontario.

(b)	No bankruptcy, insolvency or receivership proceedings have been instituted or are pending against Linden and Linden is able to satisfy its liabilities as they become due.

(c)	Linden has all necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations under this Agreement and the execution and delivery of this Agreement and the consummation of the transaction contemplated in this Agreement have been duly authorized by all necessary corporate action.

(d)	This Agreement constitutes a valid and binding obligation of Linden enforceable against it in accordance with its terms provided that enforcement may be limited by bankruptcy, insolvency, liquidation, reorganization and other similar laws generally affecting enforceability of creditors’ rights and that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

(e)	The sale and transfer of the Linden Shares to the Purchaser will not result in a breach of any agreement or other right binding upon Linden.

(f)	Linden is the legal and beneficial owner of the Linden Shares and on the Closing Date the Purchaser shall acquire good and marketable title to the Linden Shares, free and clear of all Liens and claims of other persons. The Fine Shares are not subject to any options or rights of any person other than the Purchaser to acquire them and there are no restrictions on the transfer of the Fine Shares except those set forth in the Corporation’s Articles of Incorporation and in the Unanimous Shareholders Agreement.

(g)	Linden is not a party to, bound or affected by or subject to any mortgage, lease, agreement, legislation, court order or judgment or arbitration award which would be violated, contravened, breached by or under which any default would occur as a result of the execution and delivery of this Agreement or the consummation of any of the transactions contemplated under this Agreement.

(h)	Linden is not a non-resident of Canada within the meaning of the Income Tax Act (Canada).

(i)	There is no suit, action or proceeding in progress, pending or threatened against, involving or affecting the Linden Shares.

10

(j)	No Person acting on behalf of the Linden Shares is or will be entitled to any brokerage fee, commission, finder’s fee or financial advisory fee from any party in connection with the sale of the Linden Shares to the Purchaser.

(k)	None of the foregoing representations and warranties contains any untrue statements of material fact or omits to state any material fact necessary to make any such representation and warranty not misleading to the Purchaser.

3.3	Representations and Warranties of the Corporation

Each Vendor, on its own behalf, jointly and severally, represents and warrants to the Purchaser as follows, and acknowledges and confirms that the Purchaser is relying upon the representations and warranties in entering into this Agreement and purchasing the Purchased Shares from the Vendors:

(a)	The Corporation is a corporation duly incorporated, organized and validly existing under the laws of the Province of Ontario.

(b)	No act or proceeding has been taken by or against the Corporation or any of its Subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy, reorganization, compromise or arrangement of the Corporation or for the appointment of a trustee, receiver, manager or other administrator of the Corporation s or any of its properties or assets nor, to the knowledge of the Corporation, is any such act or proceeding threatened. The Corporation has not sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation. None of the Corporation nor any of its properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Corporation to conduct its business as it has been carried on prior to the date hereof, or that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or would reasonably be expected to prevent or significantly impede or materially delay the Closing.

(c)	The Corporation has all necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations under this Agreement and the execution and delivery of this Agreement and the consummation of the transaction contemplated in this Agreement have been duly authorized by all necessary corporate action.

(d)	The sale and transfer of the Purchased Shares from the Vendor to the Purchaser will not result in a breach of any agreement or other right binding upon the Corporation.

(e)	The Books and Records of the Corporation fairly and correctly set out and disclose in all material respects, in accordance with generally accepted accounting principles, the financial position of the Corporation as at the date of this Agreement and all material financial transactions of the Corporation relating to the business of the Corporation have been accurately recorded in such Books and Records.

11

(f)	The Corporation has filed all Tax returns, reports and other Tax filings required to be filed on or before the applicable filing deadline with the appropriate Governmental Authorities, and has paid, deducted, withheld or collected and remitted on a timely basis all material amounts to be paid, deducted, withheld or collected and remitted with respect to any Taxes, interest and penalties as required under all applicable Tax Laws. There are no Tax deficiencies that have been claimed, proposed, or asserted in writing against the Corporation hat have not been fully paid or finally settled, and there are no assessments, reassessments, actions, suits or proceedings in progress, pending or threatened, against the Corporation, and no waivers have been granted by the Corporation, in connection with any Taxes, interest or penalties. The terms and conditions made or imposed in respect of every material transaction (or series of transactions) between the Corporation and any Person that is (or was at the relevant time) not dealing at arm’s length with the Corporation for purposes of the ITA, do not differ from those that would have been made between persons dealing at arm’s length for purposes of the ITA.

(g)	The Corporation has not carried on any business other than the development of solar projects (the “Business”).

(h)	Any resolution or consent of the directors or shareholders of the Corporation required to authorize or approve the transfer of the Purchased Shares to the Purchaser has been obtained.

(i)	The Corporation has no receivables other than amounts as disclosed in the Financial Statements as of December 31, 2022.

(j)	The Corporate Records of the Corporation are complete and accurate and all corporate proceedings and actions reflected therein have been conducted or taken in compliance with all applicable Laws and with the articles and by-laws of the Corporation.

(k)	The financial statements have or will be prepared in accordance with ASPE and are or will be complete and accurate. The final Financial Statements present fairly: the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Corporation as at the respective dates of the financial statements; and the sales, earnings and results of the operations of the Corporation during the periods covered by the financial statements.

(l)	There are no agreements, options or other rights that exist pursuant to which any third party (other than Panasonic Eco-Solutions) has or had the right to provide any service, work, equipment or good to the Corporation in respect of the Corporation’s FIT Projects, including, without limitation, the right to receive compensation in respect of or relating to the Projects. The FIT Projects listed below are all of the solar photovoltaic projects of the Corporation. The FIT Projects are located at:

●	33 Nixon Rd.: FIT Contract #F-006088-SPV-310-528

●	66 Bullock Dr.: FIT Contract #F-006091-SPV-310-527

(m)	The Corporation’s bank account has a balance of at least $200,246.88. The Company has not granted or agreed to grant any Encumbrance whatsoever on the funds in the Company’s bank account to any third party.

12

(n)	The Corporation has no outstanding indebtedness, liability or obligation (including liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes due), whether accrued, absolute, contingent or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than those incurred in the ordinary course of business and FIT Project financing having loan no. 210886000 with PNC Equipment Financing

(o)	The Corporation is not a party to, or bound or affected by, any agreement, commitment or document containing any covenant expressly limiting its ability to compete in any line of business, or limiting its ability to transfer or move any of its assets or operations, or any covenant which could reasonably be expected to have a Material Adverse Effect.

(p)	None of the execution and delivery of this Agreement by the Corporation or the performance of the Corporation’s obligations under this Agreement, will (except as disclosed in the Disclosure Letter):

a.	result in or constitute a breach of any term or provision of, or constitute a default under, its articles, charters or by-laws or other comparable organizational documents; any Permit to which the Corporation is a party or to which it, or any of its properties or assets, may be subject or by which it is bound; or any Laws, regulation, order, judgment or decree applicable to the Corporation or any of its properties or assets;

b.	result in or constitute a breach of any term or provision of, or constitute a default under, any agreement or other commitment to which the Corporation is a party or which affects the Purchased Shares;

c.	give rise to any rights of first refusal or trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitation under any note, bond, mortgage, indenture, Material Contract, license, franchise or Permit;

d.	constitute an event that would permit any party to any Material Contract to amend, cancel, terminate or sue for damages with respect to that Material Contract, or to accelerate the maturity of any indebtedness of the Corporation, or other obligation of the Corporation o under that Material Contract;

e.	give rise to any termination or acceleration of indebtedness, or cause any third party indebtedness to come due before its stated maturity or cause any available credit to cease to be available;

f.	result in the imposition of any Encumbrance upon any of the property or assets of the Corporation, or restrict, hinder, impair or limit the ability of the Corporation to conduct the Business;

g.	result in the creation or imposition of any Encumbrance on the Purchased Shares;

13

h.	result in any material payment (including retention, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of the Corporation or a Subsidiary, or increase any benefit payable to such director, officer or employee by the Corporation or a Subsidiary, or result in the acceleration of the time of payment or vesting of any such benefits.

i.	contravene any applicable Law; or

j.	contravene any judgment, order, writ, injunction or decree of any Governmental Authority.

(q)	The Corporation does not have any subsidiaries.

(r)	The authorized share structure of the Corporation consists of (i) an unlimited number of common shares, of which 1,000 common shares are issued and outstanding as fully paid and non-assessable shares; (ii) an unlimited number of special shares, of which 1,002 special shares are issued and outstanding as fully paid and non-assessable shares; (iii) an unlimited number of class A preference shares, of which nil class A preference shares are issued and outstanding; and (iv) an unlimited number of class B preference shares, of which nil class B preference shares are issued and outstanding.. There are no outstanding bonds, debentures or other evidences of indebtedness of the Corporation having the right to vote with the holders of the outstanding shares of the Corporation on any matters.

(s)	No Person has any written or oral agreement or option or any right or privilege (whether by Law, pre-emptive, contractual or otherwise) capable of becoming an agreement or option, including securities, warrants or convertible obligations of any kind, for the purchase of any securities of the Corporation; or the purchase of any of the assets of the Corporation.

(t)	The Corporation owns, possesses and has good and marketable title to all of its undertakings, property and assets (whether owned or leased), including all the undertakings, property and assets reflected in the most recent balance sheet included in the Financial Statements, free and clear of all Encumbrances. Subject to the foregoing qualifications, the undertakings, property and assets of the Corporation, comprise all of the undertakings, property and assets necessary for the Corporation to carry on the Business as it is currently operated. All facilities, equipment, fixtures, vehicles and other tangible assets owned, leased or used by the Corporation are in good operating condition and repair, ordinary wear and tear excepted, and are reasonably fit and usable for the purposes for which they are being used.

(u)	The Corporation is not in default or breach of any Material Contract, and there exists no state of facts which, after notice or lapse of time or both, would constitute a default or breach under any Material Contract. No counterparty to any Material Contract is in default of any of its obligations under any Material Contract, the Corporation is entitled to all its benefits under each Material Contract, and neither the Corporation has not received any notice of termination of any Material Contract.

14

(v)	The business of the Corporation and Subsidiaries has been and is currently being conducted in compliance in all material respects with applicable Laws and neither the Corporation nor its Subsidiaries have received any notice of any alleged violation of any such Laws. The Corporation does not have any knowledge of any pending changes in any Law that would reasonably be expected to materially impact the business, operations, financial condition or prospects of the Corporation or any of its subsidiaries. Without limiting the generality of the foregoing, all issued and outstanding Purchased Shares have been issued in compliance with all applicable securities Laws.

(w)	All Permits material to the Business have been provided to the Purchaser. Those Permits are the only authorizations, registrations, permits, approvals, grants, licences, quotas, consents, commitments, rights or privileges required to enable the Corporation to carry on the Business as currently conducted and to enable the Corporation to own, lease and operate its assets in all material respects. All such Permits are valid, subsisting, in full force and effect and unamended, and the Corporation is not in default or breach of any Permit; no proceeding is pending or threatened to revoke or limit any Permit, and the completion of the transactions contemplated by this Agreement will not result in the revocation of any Permit or the breach of any term, provision, condition or limitation affecting the ongoing validity of any Permit.

(x)	The Corporation is not a party to any written or oral employment, service, pension, deferred profit sharing, benefit, bonus or other similar agreement or arrangement.

(y)	The insurance policies maintained by the Corporation insure all the property and assets of the Corporation against loss or damage by all insurable hazards of risk on a replacement cost basis, and provide the Corporation with product liability, professional liability, and errors and omissions coverage in amounts that are customary, and that would reasonably be considered adequate and prudent, for a company carrying on a business similar to the Business. All insurance policies are in full force and effect and the Corporation is not in default, whether as to the payment of premiums or otherwise, under any material term or condition of any of the insurance policies listed herein; and has not failed to give notice or present any claim under any of the insurance policies listed herein in a due and timely fashion.

(z)	There are no actions, suits, grievances or proceedings, whether judicial, arbitral or administrative, and whether or not purportedly on behalf of or against the Corporation, pending, commenced, or threatened. There is no outstanding judgment, decree, order, ruling or injunction in favour of, against or otherwise involving the Corporation or relating in any way to the transactions contemplated by this Agreement.

15

(aa)	The Corporation has carried on and are currently carrying on its operations in compliance with all applicable Environmental Laws and the Corporation properties and assets comply with all applicable Environmental Laws, in each case in all material respects. The Corporation has obtained from the relevant Governmental Authorities, and are in material compliance with, any Environmental Approvals required to conduct their previous and current businesses and such Environmental Approvals remain valid and in good standing on the date hereof. The Corporation is not subject to any contingent or other liability relating to (A) the restoration or rehabilitation of land, water or any other part of the environment, (B) closure, reclamation, remediation or other post operational requirements, or (C) non-compliance with Environmental Laws for the period the Corporation held the Corporation properties, and knows of no such contingent or other liability for a period prior to such ownership. The Corporation properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose of, discharge, release, transfer, produce or process Hazardous Substances, except in material compliance with all Environmental Laws for the period the Corporation held the Corporation properties, and knows of no such contingent or other liability for a period prior to such ownership. The Corporation has not caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Corporation properties, except in material compliance with all Environmental Laws. All Hazardous Substances handled, recycled, disposed of, discharged, released, treated or stored on or off site of the Corporation properties by the Corporation have been handled, recycled, disposed of, discharged, released, treated and stored in material compliance with all Environmental Laws. There are no Hazardous Substances at, in, on, under or migrating from any Corporation properties, except in material compliance with all Environmental Laws. The Corporation has not received from any person or Governmental Authority any notice, formal or informal, of any proceeding, action or other claim, liability or potential liability arising under any Environmental Law that is pending as of the date of this Agreement. There are no facts or circumstances that reasonably could be expected to give rise to any such notice, action or other claim, liability or potential liability.

(bb)	The Corporation and the Vendors have not retained any financial advisor, broker, agent, or finder, or entered into any agreement entitling any Person to any broker’s commission, finder’s fee, or similar payment, relating to this Agreement or the transactions contemplated by this Agreement.

(cc)	None of the foregoing representations and warranties contains any untrue statement of material fact or omits to state any material fact necessary to make any such representation and warranty not misleading to the Purchaser.

3.4	Representations and Warranties of the Purchaser

The Purchaser represents and warrants as follows to the Vendor and acknowledges and confirms that the Vendors are each relying on the representations and warranties in entering into this Agreement and selling the Purchased Shares to the Purchaser:

(a)	The Purchaser is a corporation incorporated, organized and existing under the laws of the Province of Ontario and has the corporate power and authority to enter into and perform its obligations under this Agreement.

16

(b)	The execution, delivery and performance by the Purchaser of each of the obligations set out herein have been duly authorized by all necessary corporate action on the part of the Purchaser.

(c)	The Purchaser is not a “non-Canadian” within the meaning of the Investment Canada Act.

3.5	Survival of Representations and Warranties

All representations, warranties, covenants and agreements contained in this Agreement on the part of each of the parties shall survive the Closing for a period of two years following Closing, except for the Vendor’s representations and warranties relating to Tax matters which shall survive for the period of time during which the Taxes to which such representations and warranties relate may be reassessed by the relevant taxation authority, unless a Vendor has been fraudulent in filing a return or supplying information to any taxation authority, in which case the survival of those representations and warranties relating to tax matters shall be unlimited. If no claim is made against a party prior to the expiry of the relevant period specified above with respect to any incorrectness in or breach of any representation or warranty made by such Party, such Party shall have no further liability under this Agreement with respect to such representation and warranty.

Article 4
Covenants of the Parties

4.1	Conduct of Business Prior to Closing

During the period from the date of this Agreement to the Closing Date, each Vendor shall do or cause the Corporation to do the following:

(a)	The Corporation shall conduct the business in the ordinary course and shall not, without the prior written consent of the Purchaser, enter into any transaction which, if entered into before the date of this Agreement would cause any representations or warranties of the Vendors contained in this Agreement to be incorrect or constitute a breach of any covenant or agreement or the Vendor contained in this Agreement. Each Vendor shall use its best efforts to preserve intact the Corporation and the business and the relationships existing with the customers or suppliers of the Corporation.

(b)	The Corporation shall not, without the prior written consent of the Purchaser, (i) enter into, modify or terminate any Material Contract; (ii) amend the terms of any securities of the Corporation; or (iii) reorganize, amalgamate, or merge the Corporation with any other person.

(c)	The Corporation shall not take any action which would result in any Material Adverse Change in the Corporation or the business or sell, transfer or dispose of any of the assets of the Corporation other than in the ordinary course of business.

(d)	The Corporation shall comply with all applicable Laws, regulations, by-laws and other governmental requirements.

(e)	The Corporation shall not take any actions which may result in the Corporation incurring a liability.

17

4.2	Delivery of Books and Records

At the time of Closing, the Vendor and the Corporation shall deliver to the Purchaser all Books and Records of the Corporation, and all relevant details, contracts, corporate, financial and tax records and files relating to the assets of the Corporation. The Purchaser agrees that it will preserve the documents, Books and Records so delivered to them for a period of six years from the Closing Date or for such other period as is required by any applicable law, and will permit the Vendor or its authorized representatives reasonable access to those Books and Records in connection with the affairs of the Vendor.

4.3	Consents Required in Contracts

The Purchaser shall have full responsibility to obtain, prior to the Closing Date, any consent, approval, waiver or other authorization required from the IESO. The Vendor shall cooperate in obtaining any consents required under any contract as a result of the sale of the Purchased Shares.

4.4	Transfer of the Purchased Shares

The Vendors shall take all necessary steps and corporate proceedings to permit good title to the Purchased Shares to be duly and validly transferred and assigned to the Purchaser on the Closing Date, free of all Liens.

4.5	Exclusivity

From the date of this Agreement until the earlier of the Closing and the date of termination of this Agreement, none of the Vendors or the Corporation will: (i) solicit, initiate, knowingly facilitate or encourage, or accept; (ii) enter into any agreement, arrangement or understanding; or (iii) participate in any discussions, conversations, negotiations or other communications regarding, any offer or proposal relating to any transaction (other than the purchase and sale transaction contemplated by this Agreement) involving the sale of any shares or other securities of the Corporation, the sale of the Business, the sale or transfer of any of the Corporation properties, or any other business combination involving the Corporation. If an offer or proposal relating to a transaction contemplated in this Section 4.5 is made to the Corporation or any Vendor, the recipient will provide prompt notice of the offer or proposal to the Purchaser.

4.6	Escrow

Each Vendor understands and acknowledges that the Consideration Shares issuable under this Agreement will be subject to certain resale restrictions under applicable Canadian securities Laws and each Vendor agrees to comply with such restrictions. Each Vendor also acknowledges that the certificates or direct registrations statements for the Consideration Shares issuable under this Agreement will bear the following legends required under Canadian Securities Laws:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [date that is four months plus one day after the issuance date].”

4.7	Share Sale Restrictions

Following the expiry of the legends in Section 4.6, if any Vendor individually, or all Vendors in the aggregate, wishes to sell their Consideration Shares, such sale shall be restricted to an amount equal to 2% of the daily trading volume for the day of such sale. If any Vendor wishes to sell more that such amount in a single calendar day, the written consent of the Purchaser (which may be provided by email) shall be required.

18

4.8	Designated Broker

In order to facilitate compliance with Section 4.7, the Vendors shall designate a single stockbroker (the “Designated Broker”) where all Consideration Shares issued to all the Vendors shall be deposited. The Designated Broker shall be Rod Clark at Research Capital Corporation unless consent is provided by the Purchaser for a change in Designated Broker. All Consideration Shares shall be retained with such Designated Broker until they are sold or transferred as permitted by Section 4.7. The Vendors shall cause the Designated Broker to issue monthly account statements to the Purchaser that provide the details of the Consideration Shares held by the Vendors.

Article 5

Indemnification

5.1	Indemnification by Vendor

(a)	If the transactions contemplated by this Agreement are completed, each Vendor shall, jointly and severally, indemnify and hold the Purchaser, and the Corporation harmless against and in respect of any Loss which the Purchaser, or the Corporation may suffer or be required to pay pursuant to any claim that may be made or asserted against or affect the Purchaser, or the Corporation, arising out of or in connection with any misrepresentation or breach of any warranty, agreement, covenant or obligation of a Vendor or the Corporation contained in this Agreement or in any certificate or other document required to be delivered to the Purchaser by a Vendor or the Corporation, or any reassessment for Tax (and all interest and/or penalties relating thereto) in respect of which Tax returns have been filed before the Closing Date which result in the payment of Tax in excess of the amount accrued or reserved in the Corporation’s financial statements.

(b)	The obligation of the Vendor to indemnify the Purchaser and the Corporation as set forth in this subsection shall be subject to the limitation periods referred to in subsection 3.5 with regard to the survival of representations and warranties.

5.2	Indemnification by Purchaser

If the transactions contemplated by this Agreement are completed, the Purchaser agrees to indemnify and hold each Vendor harmless against and in respect of any Loss which a Vendor may incur, suffer or be required to pay pursuant to any claim that may be made or asserted against or affect a Vendor arising out of or in connection with any misrepresentation or breach of any warranty, agreement, covenant or obligation of the Purchaser contained in this Agreement or in any certificate, or other document required to be delivered to the Vendors by the Purchaser. The obligation of a Vendor to indemnify the Purchaser as set forth in this subsection shall be subject to the limitation periods referred to in subsection 3.5 with regard to the survival of representations and warranties.

19

5.3	Claims by Third Parties

Promptly upon receipt by the Purchaser, the Corporation or a Vendor (such recipient being referred to as the “Indemnitee”) of notice of any claim by a third party (the “Notice”) in respect of which the Indemnitee proposes to demand indemnification from one or more other Parties to this Agreement (the “Indemnitor”), the Indemnitee shall forthwith give notice to that effect to the Indemnitor. The Indemnitor shall have the right, exercisable by giving notice to the Indemnitee not later than 20 Business Days after receipt of the Notice, to assume the control of the defence or settlement of the claim provided that the Indemnitor shall first deliver to the Indemnitee its written consent to be joined as a Party to any action or proceeding relating to such claim and the Indemnitor shall, at the Indemnitee’s request, furnish the Indemnitee with reasonable security against any costs or other liabilities to which it may be or become exposed by reason of such defence or settlement. Upon the assumption of control by the Indemnitor, the Indemnitor shall, at its expense, diligently proceed with the defence or settlement of the claim at the Indemnitor’s sole expense. The Indemnitee shall cooperate fully (subject to reimbursement by the Indemnitor for any costs incurred) in assisting the Indemnitor to conduct such defence. The final determination of any such claim will be binding and conclusive upon the parties. Should the Indemnitor fail to give Notice to the Indemnitee, the Indemnitee shall be entitled to make such settlement of the claim as in its sole discretion may appear advisable and such settlement or any other final determination of the claim shall be binding upon the Indemnitor.

5.4	Indemnification Sole Remedy

The provisions of this Article 5 shall constitute the sole remedy of a Vendor, the Purchaser and the Corporation against any other Party to this Agreement with respect to any and all breaches of any agreement, covenant, representation or warranty made by such Party in this Agreement.

5.5	Rules Relating to Indemnification Obligations

The following will apply to the indemnification obligations under this Article 5.

(a)	The waiver of any condition relating to any representation, warranty or covenant will not affect the right to indemnification under this Article 5 based on that representation, warranty or covenant.

(b)	Before an Indemnitor is required to indemnify an Indemnitee for any Loss under an indemnity claim, the Indemnitee must first make all commercially reasonable efforts to seek recovery for that Loss under any applicable insurance policies held by the Indemnitee. The amount of any Loss under an indemnity claim will be net of any amounts actually recovered by the Indemnitee under insurance policies with respect to that Loss.

(c)	No Indemnitee is entitled to double recovery for any indemnity claim even though the indemnity claim may have resulted from the breach or incorrectness of more than one of the representations, warranties, covenants and obligations of the Indemnitor under this Agreement.

(d)	Any payment made by a Vendor as an Indemnitor pursuant to this Article 5 will constitute a dollar-for-dollar decrease of the Purchase Price and any payment made by the Purchaser as an Indemnitor pursuant to this Article 5 will constitute a dollar-for-dollar increase of the Purchase Price.

20

Article 6

Conditions

6.1	Purchaser’s Conditions

The obligations of the Purchaser to complete the transactions contemplated by this Agreement shall be subject to the satisfaction of, or compliance with, on or before the Closing Date, each of the following conditions precedent (each of which is inserted for the sole benefit of the Purchaser and may be waived by it in whole or in part):

(a)	Each of the representations of the representations and warranties of each Vendor shall be true and correct in all material respects and the Purchaser shall have received a certificate from the Vendor confirming the truth and correctness in all material respects of the representations and warranties of each Vendor.

(b)	Each Vendor shall have performed or complied with, in all material respects, all of its obligations, covenants and agreements under this Agreement.

(c)	On or before Closing Date all documents required to be delivered by a Vendor shall have been delivered in form reasonably satisfactory to the Purchaser and its solicitor and the Vendor shall have taken all actions and corporate proceedings required by the terms of this Agreement.

(d)	Without limiting the generality of Section 6.1(c), the Purchaser shall have received, on or before Closing, duly executed copies of the following:

(i)	A resolution of the director(s) of the Corporation approving this Agreement and the transaction contemplated by it;

(ii)	a certificate of the Vendor confirming that all conditions under this Agreement in favour of the Purchaser have been either fulfilled or waived;

(iii)	a certificate of status of the Corporation;

(iv)	share certificates representing the Purchased Shares;

(v)	confirmation, in form and substance acceptable to the Purchaser, that the Corporation and Vendors have received all required consents, approvals, waiver and authorizations required to permit the Closing;

(vi)	the resignation of Nick Ierfino and Richard Bower as a director and officer of the Corporation, as applicable;

(vii)	all Books and Records of the Corporation.

21

6.2	Vendor’s Conditions

The obligation of the Vendor to complete the transactions contemplated by this Agreement shall be subject to the satisfaction of, or compliance with, on or before the Closing Date, each of the following conditions precedent (each of which is inserted for the sole benefit of the Vendor and may be waived by it in whole or in part):

(a)	Each of the representations and warranties of the Purchaser shall be true and correct in all material respect and the Vendor shall have received a certificate from the Purchaser confirming the truth and correctness in all material respects of such representations and warranties.

(b)	The Purchaser shall have performed or complied with, in all respects, all of its obligations, covenants and agreements under this Agreement.

(c)	On or before Closing Date all documents required to be delivered by the Purchaser shall have been delivered in form reasonably satisfactory to the Vendor and its solicitor and the Purchaser shall have taken all actions required by the terms of this Agreement.

(d)	The Purchaser shall have delivered to the Vendor the Purchase Price in the form of a direct registration statement registered in the name of each Vendor and representing such Vendor’s share of the Consideration Shares.

(e)	The Vendor shall have received, on or before Closing, duly executed original copies of the following:

(i)	a copy of the approval of the transfer given in writing by the non-selling Shareholder, as stipulated in section 4.1(a) of the Unanimous Shareholders Agreement (“USA”) dated December 7, 2017, and a warranty that all requirements under section 4.2 of the USA have been complied with; and

(ii)	a certificate of the Purchaser confirming that all conditions under this Agreement in favour of the Vendor have been either fulfilled or waived.

6.3	Failure to Satisfy Conditions

If any condition set forth in Section 6.1 or Section 6.2 is not satisfied on or before the Outside Date, the Party or Parties (the “First Party”) entitled to the benefit of such condition may terminate this Agreement by written notice to the other Party or Parties and in such event the First Party shall be released from all obligations under this Agreement. Unless such First Party can show that the condition or conditions which have not been satisfied and for which the First Party has terminated this Agreement are reasonably capable of being performed or caused to be performed by the other party or parties, then the other party or parties shall also be released from all obligations under this Agreement. The First Party shall be entitled to waive compliance with any such conditions in whole or in part if it sees fit to do so without prejudice to any of his rights of termination in the event of non-performance of any other condition in whole or in part.]

22

Article 7
Termination

7.1	Termination

This Agreement may be terminated at any time on or prior to the Closing Date:

(a)	in accordance with Section 6.3; or

(b)	by written agreement of the Parties.

For added certainty, this Agreement may not be terminated by the Purchaser in the event that it is unable to receive any required Consents or Authorizations.

7.2	Effect of Termination

(a)	If this Agreement is terminated pursuant to Section 7.1(b), all obligations of the Parties pursuant to this Agreement will terminate without further liability of any Party to the other Party.

(b)	If the Agreement is terminated by the Vendor pursuant to Section 7.1(a) the Vendor shall be entitled to remain as a full shareholder of the Corporation.

7.3	Waiver of Conditions of Closing

If any of the conditions set forth in Section 6.1 have not been satisfied, the Purchaser may elect in writing to waive the condition and proceed with the completion of the transactions contemplated by this Agreement and, if any of the conditions set forth in Section 6.2 have not been satisfied, the Vendor may elect in writing to waive the condition and proceed with the completion of the transactions contemplated by this Agreement. Any such waiver and election by the Purchaser or the Vendor, as the case may be, will only serve as a waiver of that specific closing condition and the Party which has not been able to satisfy the waived condition will have no liability with respect to that specifically waived condition.

Article 8
Closing of Sale and Purchase

8.1	Delivery of Closing Documents

On the Closing Date:

(a)	the Vendor shall complete the sale and transfer and the Purchaser shall complete the purchase of the Purchased Shares for the Purchase Price, with such purchase and the transfer of the Purchased Shares being effective on the Closing Date;

(b)	the Vendor shall take such actions as are reasonably required for the completion of the sale and purchase of the Purchased Shares including passing the appropriate authorizing resolutions and the issuance of a share certificate to the Purchaser for the Purchased Shares; and

(c)	The Purchaser shall pay and satisfy the Purchase Price as provided in Section 2.2.

23

Article 9

General

9.1	Assignment

Neither this Agreement nor any rights or obligations hereunder shall be assignable by any Party to this Agreement without the prior written consent of the other Parties. Subject thereto, this Agreement shall enure to the benefit of and be binding upon each Party and their respective heirs, executors, administrators and permitted assigns.

9.1	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be illegal, invalid or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect, without amendment.

9.2	Further Assurances

Each Party to this Agreement agrees that the Party will do all such acts and execute all such further documents, conveyances, deeds, assignments, transfers and the like, and will cause the doing of all such acts and will cause the execution of all such further documents as are within its power as other Party hereto may in writing from time to time reasonably request be done or executed, in order to consummate the transactions contemplated hereby or as may be necessary or desirable to effect the purpose of this Agreement or any document, agreement or instrument delivered pursuant hereto and to carry out their provisions or to better or more properly or fully evidence or give effect to the transactions contemplated hereby, whether before or after the Closing.

9.3	Entire Agreement

This Agreement constitutes the entire agreement between the Parties pertaining to the sale and purchase of the Purchased Shares and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties and there are no warranties, representations or other agreements between the parties in connection with such sale and purchase except as specifically set forth in this Agreement or any amendment agreed to in writing by the parties. No supplement, modification, waiver or termination of this Agreement shall be binding unless executed in writing by each of the Parties.

9.4	Notice

Any notice required or permitted to be given under this Agreement to any party shall be sufficiently given if delivered personally or if sent by prepaid registered mail to such party:

In the case of a notice to the Vendors: 21 Roysun Rd., Unit 17, Woodbridge, ON L4L 8R3
In the case of a notice to the Purchaser: 505 Consumers Rd., Unit 803, North York, ON M2J 4V8
In the case of a notice to the Corporation: 21 Roysun Rd., Unit 17, Woodbridge, ON L4L 8R3

or at such other address as the Party to whom such writing is to be given shall have last notified to the Party giving the same in the manner provided in this section. Any notice personally delivered to the party to whom it is addressed as provided in this section shall be deemed to have been given and received on the day it is so delivered at such address, provided that if such day is not a Business Day such notice shall be deemed to have been given and received on the Business Day next following such day. Any notice mailed to the address and in the manner provided for in this Section shall be deemed to have been given and received on the fifth Business Day next following the date of its mailing.

24

9.5	Applicable Law

This Agreement shall be governed by and construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated, in all respects, as an Ontario contract. Each of the Parties irrevocably and unconditionally submits and attorns to the exclusive jurisdiction of the courts of the Province of Ontario to determine all issues, whether at Law or in equity, arising from this Agreement.

9.6	Time

Time shall be of the essence for all purposes of this Agreement.

9.7	Amendment and Waiver

No amendment, discharge, restatement, supplement, termination or waiver of this Agreement or any Section of this Agreement is binding unless it is in writing and executed by the Party to be bound. No waiver of, failure to exercise or delay in exercising, any Section of this Agreement constitutes a waiver of any other Section (whether or not similar) nor does any waiver constitute a continuing waiver unless otherwise expressly provided.

9.8	Assignment

This Agreement shall enure to the benefit of, and be binding on, the Parties and their respective successors and permitted assigns. None of the Corporation nor the Vendors may assign or transfer, whether absolutely, by way of security or otherwise, all or any part of its respective rights or obligations under this Agreement without the prior written consent of the Purchaser. The Purchaser may assign or transfer all or any part of its rights or obligations under this Agreement without the prior written consent of any other Party.

9.9	Costs and Expenses

Except as otherwise specified in this Agreement, and without limiting the indemnification provisions in Article 5, all costs and expenses (including the fees and disbursements of accountants, financial advisors, legal counsel and other professional advisers) incurred in connection with the negotiation and settlement of this Agreement, and the completion of the transactions contemplated by this Agreement, are to be paid by the Party incurring those costs and expenses.

9.10	Third Party Beneficiaries

This Agreement is for the sole benefit of the Parties, and except as specifically provided for in Article 8 nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.11	Remedies Cumulative

The rights, remedies, powers and privileges herein provided to a Party are cumulative and in addition to and not exclusive of or in substitution for any rights, remedies, powers and privileges otherwise available to that Party.

9.12	Counterparts

This Agreement may be executed by the Parties in separate counterparts, and each of which may be delivered by e-mail or other functionally equivalent electronic means of transmission, and each of which when so executed and delivered shall be an original, and all such counterparts shall together constitute one and the same instrument.

[Remainder of page intentionally left blank.]

25

IN WITNESS WHEREOF the Parties have executed this Share Purchase Agreement.

N. FINE INVESTMENTS LTD.

By:	“Nick Ierfino”
Nick Ierfino President
I have authority to bind the corporation.

linden power inc.

By:	“Richard Bower”
Richard Bower CEO
I have authority to bind the corporation.

OFIT RT INC.

By:	“Richard Bower”
Richard Bower President & CEO

By:	“Nick Ierfino”
Nick Ierfino Secretary
We have authority to bind the corporation.

SOLARBANK CORPORATION

By:	“Richard Lu”
Richard Lu President & CEO
I have authority to bind the corporation.

(Signature Page for Share Purchase Agreement)

26